FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Postal Ballot Form
2.	Notice to Shareholders
3.	Notice to American Depository Shareholders

Item 1

ICICI BANK LIMITED
Registered Office: 'Landmark', Race Course Circle, Vadodara 390 007,
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051,
POSTAL BALLOT FORM

Folio/DP & Client ID No.:

No. of Shares held:
Name(s) and Registered Address of Member(s), including joint-holders, if any (in block letters):

We hereby exercise my/our vote in respect of the Resolutions to be passed through postal ballot for the business and in the Notice dated December 19, 2008 of ICICI Bank Limited (ICICI Bank) by sending my/our assent or dissent to the said Resolutions by placing a tick (✓) mark at the appropriate box(es) below.

Item No.	Description	No. of Shares	I/We assent to the Resolution	I/We dissent to the Resolution
1.	Ordinary Resolution for appointment of Mr. K.V. Kamath as a Director
2.	Ordinary Resolution for payment of remuneration to Mr. K.V. Kamath as non-executive Chairman.
3.	Ordinary Resolution for appointment of Ms. Chanda D. Kochhar as a Director.
4.	Ordinary Resolution for re-appointment of Ms. Chanda D. Kochhar as Joint Managing Director & CFO and appointment as Managing Director & CEO.

Place:
Date:	Signature of the Member

INSTRUCTIONS:

1.
Members desiring to exercise vote by postal ballot may complete this postal ballot form and send it to the Scrutinizer in the attached self-addressed, postage pre-paid envelope. Envelope containing postal ballot forms, if deposited in person or sent by courier at the expense of the Member(s), will also be accepted.

2.	This form should be duly completed and signed by the Member. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Bank or furnished by National Securiteies Depository Limited/Central Depository Services (India) Limited to the Bank, in respect of shares held in the physical form or dematerialised form respectively) by the first named Member and in his absence, by the next named joint-holder.
3.	Unsigned/Incomplete postal ballot forms will be rejected.
4.	Duly completed postal ballot form should reach the Scrutinizer not later than the close of working hours on WEDNESDAY, FEBRUARY 11, 2009. Postal ballot form received after this date will be strictly treated as if reply from such Member(s) has not been received.
5.	In case of shares held by companies, trusts, societies etc., the duly completed postal ballot form should be accompanied by a certified true copy of Board Resolution/Authority.
6.	Voting rights shall be reckoned on the paid-up value of the shares registered in the name(s) of the Member(s) on the cut off date i.e. January 5, 2009.
7.	A Member neither needs to use all his/her votes nor needs to cast all his/her votes in the same way and the right of voting by postal ballot shall not be exercised by a Proxy.
8.	Members are requested not to send any other paper along with the postal ballot form in the enclosed self addressed postage prepaid envelope as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

Item 2

ICICI BANK LIMITED
Registered Office : Landmark, Race Course Circle, Vadodara 390 007
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Dear Shareholders,

In view of Mr. N. Vaghul, non-executive Chairman of the Board of Directors ("the Board") of ICICI Bank Limited ("the Bank/ Company”) retiring from the Board on completion of his current term on April 30, 2009, the Board at its Meeting held on December 19, 2008 decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Mr. K. V. Kamath, presently Managing Director & Chief Executive Officer, as non-executive Chairman of the Board for a period of five years effective May 1, 2009 subject to the approval of Reserve Bank of India (RBI), shareholders and such other approvals to the extent required. Mr. Kamath's current term as Managing Director & Chief Executive Officer would end on April 30, 2009 and he has expressed his desire to lay down his executive responsibilities from that date.

The Board at the aforesaid Meeting, has also decided (based on the recommendation of the Board Governance & Remuneration Committee) to re-appoint Ms. Chanda D. Kochhar as Joint Managing Director & Chief Financial Officer for a further period of one month effective April 1, 2009 till April 30, 2009 and to appoint her as the Managing Director & Chief Executive Officer of the Bank in place of Mr. K. V. Kamath from May 1, 2009 to March 31, 2014 subject to the approval of RBI, shareholders and such other approvals to the extent required.

In terms of Section 192A of the Companies Act, 1956, a listed company may propose any resolution to be passed through postal ballot in accordance with Companies (passing of the resolution by postal ballot) Rules, 2001 (the "Rules"). In terms of Clause 4 of the Rules, passing of resolution through postal ballot for the above matters is not mandatory. However, to facilitate wider participation in the approval process by shareholders residing at different locations, the Bank is seeking your approval through postal ballot instead of convening an extraordinary general meeting. The Resolutions are appended below and an Explanatory Statement pertaining to the said Resolutions setting out material facts and the reasons for the Resolutions are also annexed.

The Bank has appointed Mr. Jatin Popat, Proprietor, JSP Associates, Practising Company Secretary as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read the instructions printed in the Postal Ballot Form sent herewith and return the Form duly completed, in the attached self-addressed postage pre-paid envelope so as to reach the Scrutinizer on or before Wednesday, February 11, 2009. The Scrutinizer will submit his report to the Chairman or any wholetime Director or the Company Secretary or the Joint Company Secretary of the Bank after completion of the scrutiny of the postal ballots received. The Chairman or any wholetime Director or the Company Secretary or the Joint Company Secretary of the Bank, authorised by the Board, will announce the results on Friday, February 13, 2009, at the Corporate Office of the Bank at Mumbai. The results will also be displayed at the Registered Office, Corporate Office and on the Bank's website www.icicibank.com besides being communicated to the stock exchanges on which the Bank's shares and American Depository Shares/Securities are listed.

The terms of the above appointments/re-appointment have been more specifically described in the Resolutions as appended below.

1.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. K. V. Kamath, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company effective May 1, 2009.

RESOLVED FURTHER that Mr. K. V. Kamath would be liable to retire by rotation in accordance with the provisions of the Companies Act, 1956 and would be eligible for re-election and on such re-election would continue being appointed as Chairman of the Board of Directors up to the date approved by Reserve Bank of India.

2.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of the Companies Act 1956, Banking Regulation Act 1949, Articles of Association of the Company and subject to the approval of Government of India and Reserve Bank of India and such other approvals to the extent required and subject to such terms and conditions as may be prescribed while granting such approvals, Mr. K. V. Kamath, being appointed as non-executive Chairman of the Company for a period of five years, effective May 1, 2009 upto April 30, 2014 be paid a remuneration of Rs.2,000,000 per annum and be entitled to payment of sitting fees, maintaining of a Chairman's office at the Bank's expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

3.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that Ms. Chanda D. Kochhar, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing her as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company effective April 1, 2009.

4.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Bank and subject to the approval of Reserve Bank of India, and such other approvals to the extent required, and subject to such terms and conditions as may be prescribed while granting such approvals, Ms. Chanda D. Kochhar be re-appointed as Joint Managing Director & Chief Financial Officer from April 1, 2009 up to April 30, 2009 on the same terms including as to remuneration as at present and be appointed as Managing Director & Chief Executive Officer effective May 1, 2009 up to March 31, 2014 on payment of the following remuneration:

Salary:

In the range of Rs. 700,000 to Rs. 1,350,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case company-owned accommodation is not provided, Ms. Kochhar shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Bank.

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereto, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda D. Kochhar, within the terms mentioned above, subject to the approval of Reserve Bank of India, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Chanda D. Kochhar shall be governed by Section II of Part II of the Schedule XIII of the Companies Act, 1956 or any modifications thereof or if so permitted, by the Board or any Committee thereof.

RESOLVED FURTHER that Ms. Chanda D. Kochhar shall not be subject to retirement by rotation during her tenure as the Joint Managing Director & Chief Financial Officer and as the Managing Director & Chief Executive Officer.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

By Order of the Board

Sandeep Batra
Group Compliance Officer &
 Company Secretary
Mumbai
December 19, 2008

Explanatory Statement and reasons for proposing the Resolutions at Item nos. 1 and 2 to the Notice for the appointment of Mr. K. V. Kamath as Director and payment of remuneration and other benefits to him as non-executive Chairman.

Mr. K. V. Kamath: Mr. K. V. Kamath is presently the Managing Director and Chief Executive Officer of ICICI Bank Limited, India's second largest bank.

Mr. N. Vaghul, non-executive Chairman of the Board of Directors of ICICI Bank Limited would retire from the Board on completion of his current term on April 30, 2009. The Board has, at its Meeting held on December 19, 2008 subject to the approval of Government of India, Reserve Bank of India (RBI), the shareholders and such other approvals to the extent required, decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Mr. K. V. Kamath, presently Managing Director & Chief Executive Officer, as non-executive Chairman of the Board for a period of five years effective May 1, 2009 on the remuneration as set out in the Resolution. Mr. Kamath's current term as Managing Director & Chief Executive Officer would end on April 30, 2009 and he has expressed his desire to lay down his executive responsibilities from that date.

He started his career in 1971 in erstwhile ICICI Limited (ICICI), a development financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South-East Asia before returning to ICICI as its Chief Executive Officer in 1996. Over the next few years, the ICICI Group transformed itself into a diversified, technology-driven financial services group, that has leadership positions across banking, insurance and asset management in India, and a growing international presence. Mr. Kamath was conferred with the Padma Bhushan, one of India's highest civilian honours, in 2008. He was named "Businessman of the Year" by Forbes Asia and The Economic Times' "Business Leader of the Year" in 2007, Business Standard's "Banker of the Year" and CNBC-TV18's "Outstanding Business Leader of the Year" in 2006, Business India's "Businessman of the Year" in 2005 and CNBC's "Asian Business Leader of the Year" in 2001. He has been conferred with an honorary Ph.D by the Banaras Hindu University. Mr. Kamath is the President of the Confederation of Indian Industry and a member of the boards of the Indian School of Business, Indian Institute of Management, Ahmedabad, Manipal University etc.

2

In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. Kamath for the office of director.

The Board expressed the view that Mr. Kamath's experience and expertise would prove invaluable to the Board in maintaining continuity in strategic leadership and governance and providing guidance to the executive management. The Directors recommend the adoption of the Resolutions at Item nos.1 and 2 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item nos. 1 and 2 of the Notice except Mr. K. V. Kamath to the extent of his appointment and payment of remuneration and other benefits to him.

Explanatory Statement and reasons for proposing the Resolutions at Item nos. 3 and 4 to the Notice for appointment of Ms. Chanda D. Kochhar as Director, re-appointment as Joint Managing Director & Chief Financial Officer and appointment as Managing Director & Chief Executive Officer and terms of appointment including payment of remuneration.

Ms. Chanda D. Kochhar : Ms. Kochhar was appointed as Executive Director of the Bank in April 2001. Effective April 29, 2006 she was elevated as Deputy Managing Director. She was further elevated as Joint Managing Director & Chief Financial Officer effective October 19, 2007. She is currently responsible for the Corporate Centre of the Bank comprising planning & strategy, finance, taxation, legal, secretarial, risk management etc. Her term as Joint Managing Director & Chief Financial Officer will expire on March 31, 2009.

In view of Mr. K. V. Kamath, Managing Director & Chief Executive Officer laying down his executive responsibilities, on expiry of his term on April 30, 2009, the Board of Directors at its Meeting held on December 19, 2008 has, subject to the approval of RBI, the shareholders and such other approvals to the extent required, decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Ms. Chanda D. Kochhar, as Director, re-appoint her as Joint Managing Director & Chief Financial Officer for a period of one month effective April 1, 2009 till April 30, 2009 on the same terms including as to remuneration as at present and as Managing Director & Chief Executive Officer of ICICI Bank from May 1, 2009 to March 31, 2014 on payment of remuneration as detailed in Item no. 4 of the Notice.

Current remuneration of Ms. Chanda D. Kochhar is as follows:

Salary:

Rs. 650,000 per month in the range of Rs.400,000 to Rs.1,050,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case company-owned accommodation is not provided, Ms. Kochhar shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Bank.

Bonus:

Payment of bonus up to the average percentage of performance bonus paid to the employees, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof and subject to such other approvals as may be necessary.

Ms. Chanda D. Kochhar joined erstwhile ICICI Limited (ICICI) in 1984 and was elevated to the Board of Directors of ICICI Bank in 2001. During her career prior to becoming a member of the Board, she worked and held leadership positions across all key businesses, including corporate banking, project finance and retail banking. She was instrumental in establishing ICICI Bank during the 1990s, and subsequently headed the infrastructure finance and major clients groups in ICICI. In 2000, she took on the challenge of building the nascent retail business, with strong focus on technology, innovation, process re-engineering and expansion of distribution and scale. The Bank achieved a leadership position in this business. She successfully managed the integration of the retail franchises of ICICI and ICICI Bank, as well as of other acquisitions. During 2006-2007, she successfully led the Bank's wholesale and international banking businesses during a period of heightened activity and global expansion by Indian companies. Since 2007, she has been heading the Corporate Centre, responsible for ensuring strategic consistency across the Group.

In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Ms. Kochhar for the office of director.

The Board expressed the view that Ms. Kochhar's deep experience across the Bank's businesses and functions would be invaluable in providing stability while at the same time charting the Bank's future strategic course in the emerging global environment. The Directors recommend the adoption of the Resolution at Item nos. 3 and 4 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item nos. 3 and 4 of the Notice except Ms. Chanda D. Kochhar to the extent of her appointment/ re-appointment and payment of remuneration.

The Explanatory Statement together with the accompanying Notice should be treated as abstract under Section 302 of the Companies Act, 1956.

3

Pursuant to Clause 49 of the listing agreement with the stock exchanges, following information is furnished about the Directors proposed to be appointed/re-appointed

Mr. K. V. Kamath:

Profile of Mr. K. V. Kamath has been provided in the Explanatory Statement to Item nos. 1 & 2 to the Notice. Mr. K. V. Kamath held 490,000 shares of ICICI Bank Limited as on December 19, 2008.

Other Directorships	Committee Memberships
Name of the Company	Name of Committee
ICICI Bank Canada, Chairman
ICICI Bank UK PLC., Chairman
ICICI Lombard General Insurance Company Limited, Chairman
ICICI Prudential Life Insurance Company Limited, Chairman
ICICI Prudential Asset Management Company Limited, Chairman
ICICI Securities Limited, Chairman
Indian Institute of Management, Ahmedabad, Member - Governing Council
Indian School of Business, Member - Governing Board
ICICI Foundation for Inclusive Growth, Chairman - Governing Council
Emergency Management & Research Institute, Member - Governing Board
Adani Institute of Infrastructure Management, Member - Board of Governors
Manipal University, Member - Governing Board
Pandit Deendayal Petroleum University, Member - Governing Board

ICICI Bank Limited
Committee of Directors, Chairman
Grievance Redressal Committee for borrowers identified as Wilful Defaulters, Chairman
Credit Committee
Customer Service Committee
Fraud Monitoring Committee
Risk Committee
Strategy Committee

Ms. Chanda D. Kochhar:

Profile of Ms. Chanda D. Kochhar has been provided in the Explanatory Statement to Item nos. 3 & 4 to the Notice. Ms. Chanda
D. Kochhar held 268,925 shares of ICICI Bank Limited as on December 19, 2008.

Other Directorships	Committee Memberships
Name of the Company	Name of Committee
ICICI Bank Eurasia Limited Liability Company, Chairperson
ICICI Bank UK PLC., Vice-Chairperson
ICICI Bank Canada, Vice-Chairperson
ICICI Prudential Life Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Securities Limited
Oil and Natural Gas Corporation Limited
ICICI Foundation for Inclusive Growth, Member - Governing Council
Indian Council for Research on International Economic Relations, Member - Board of Governors

ICICI Bank Eurasia Limited Liability Company
Audit Committee, Chairperson
Governance Committee, Chairperson
ICICI Bank UK PLC.
Board Risk & Credit Committee
Board Governance Committee
ICICI Bank Canada
Board Governance & Remuneration Committee, Chairperson
Conduct Review Committee
ICICI Prudential Life Insurance Company Limited
Risk Management and Audit Committee
ICICI Lombard General Insurance Company Limited
Board Governance Committee, Chairperson
Investment Committee
ICICI Prudential Asset Management Company Limited
Governance Committee, Chairperson
ICICI Securities Limited
Audit Committee
ESOS Compensation & Remuneration Committee
IPO Committee
ICICI Bank Limited
Asset Liability Management Committee, Chairperson Committee for Identification of Wilful Defaulters, Chairperson
Committee of Directors
Fraud Monitoring Committee
Grievance Redressal Committee for borrowers identified as Wilful Defaulters
Share Transfer & Shareholders'/Investors' Grievance Committee
Strategy Committee

By Order of the Board

Mumbai December 19, 2008	Sandeep Batra Group Compliance Officer & Company Secretary

 4

Item 3

ICICI BANK LIMITED
Registered Office : Landmark, Race Course Circle, Vadodara 390 007
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Dear American Depository Shareholders,

In view of Mr. N. Vaghul, non-executive Chairman of the Board of Directors ("the Board") of ICICI Bank Limited ("the Bank/Company”) retiring from the Board on completion of his current term on April 30, 2009, the Board at its Meeting held on December 19, 2008 decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Mr. K. V. Kamath, presently Managing Director & Chief Executive Officer, as non-executive Chairman of the Board for a period of five years effective May 1, 2009 subject to the approval of Reserve Bank of India (RBI), shareholders and such other approvals to the extent required. Mr. Kamath's current term as Managing Director & Chief Executive Officer would end on April 30, 2009 and he has expressed his desire to lay down his executive responsibilities from that date.

The Board at the aforesaid Meeting, has also decided (based on the recommendation of the Board Governance & Remuneration Committee) to re-appoint Ms. Chanda D. Kochhar as Joint Managing Director & Chief Financial Officer for a further period of one month effective April 1, 2009 till April 30, 2009 and to appoint her as the Managing Director & Chief Executive Officer of the Bank in place of Mr. K. V. Kamath from May 1, 2009 to March 31, 2014 subject to the approval of RBI, shareholders and such other approvals to the extent required.

In terms of Section 192A of the Companies Act, 1956, a listed company may propose any resolution to be passed through postal ballot in accordance with Companies (passing of the  resolution by postal ballot) Rules, 2001 (the "Rules"). In terms of Clause 4 of the Rules, passing of resolution through postal ballot for the above matters is not mandatory. However, to facilitate wider participation in the approval process by shareholders residing at different locations, the Bank is seeking approval of the equity shareholders through postal ballot instead of convening an extraordinary general meeting. The Resolutions are appended below and an Explanatory Statement pertaining to the said Resolutions setting out material facts and the reasons for the Resolutions are also annexed.

The Bank has appointed Mr. Jatin Popat, Proprietor, JSP Associates, Practising Company Secretary as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

The Scrutinizer will submit his report to the Chairman or any wholetime Director or the Company Secretary or the Joint Company Secretary of the Bank after completion of the scrutiny of the postal ballots received. The Chairman or any wholetime Director or the Company Secretary or the Joint Company Secretary of the Bank, authorised by the Board, will announce the results on Friday, February 13, 2009, at the Corporate Office of the Bank at Mumbai. The results will also be  displayed at the Registered Office, Corporate Office and on the Bank's website www.icicibank.com besides being communicated to the stock exchanges on which the Bank's shares and American Depository Shares/Securities are listed.

The terms of the above appointments/re-appointment have been more specifically described in the Resolutions as appended below.

1.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. K. V. Kamath, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company effective May 1, 2009.

RESOLVED FURTHER that Mr. K. V. Kamath would be liable to retire by rotation in accordance with the provisions of the Companies Act, 1956 and would be eligible for re-election and on such re-election would continue being appointed as Chairman of the Board of Directors up to the date approved by Reserve Bank of India.

2.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of the Companies Act 1956, Banking Regulation Act 1949, Articles of Association of the Company and subject to the approval of Government of India and Reserve Bank of India and such other approvals to the extent required and subject to such terms and conditions as may be prescribed while granting such approvals, Mr. K. V. Kamath, being appointed as non-executive Chairman of the Company for a period of five years, effective May 1, 2009 upto April 30, 2014 be paid a remuneration of Rs.2,000,000 per annum and be entitled to payment of sitting fees, maintaining of a Chairman's office at the Bank's expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

3.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that Ms. Chanda D. Kochhar, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing her as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company effective April 1, 2009.

4.    To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Bank and subject to the approval of Reserve Bank of India, and such other approvals to the extent required, and subject to such terms and conditions as may be prescribed while granting such approvals, Ms. Chanda D. Kochhar be re-appointed as Joint Managing Director & Chief Financial Officer from April 1, 2009 up to April 30, 2009 on the same terms including as to remuneration as at present and be appointed as Managing Director & Chief Executive Officer effective May 1, 2009 up to March 31, 2014 on payment of the following remuneration:

Salary:

In the range of Rs. 700,000 to Rs. 1,350,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case company-owned accommodation is not provided, Ms. Kochhar shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Bank.

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereto, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda D. Kochhar, within the terms mentioned above, subject to the approval of Reserve Bank of India, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Chanda D. Kochhar shall be governed by Section II of Part II of the Schedule XIII of the Companies Act, 1956 or any modifications thereof or if so permitted, by the Board or any Committee thereof.

RESOLVED FURTHER that Ms. Chanda D. Kochhar shall not be subject to retirement by rotation during her tenure as the Joint Managing Director & Chief Financial Officer and as the Managing Director & Chief Executive Officer.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

By Order of the Board

Sandeep Batra
Group Compliance Officer &
 Company Secretary
Mumbai
December 19, 2008

Explanatory Statement and reasons for proposing the Resolutions at Item nos. 1 and 2 to the Notice for the appointment of Mr. K. V. Kamath as Director and payment of remuneration and other benefits to him as non-executive Chairman.

Mr. K. V. Kamath: Mr. K. V. Kamath is presently the Managing Director and Chief Executive Officer of ICICI Bank Limited, India's second largest bank.

Mr. N. Vaghul, non-executive Chairman of the Board of Directors of ICICI Bank Limited would retire from the Board on completion of his current term on April 30, 2009. The Board has, at its Meeting held on December 19, 2008 subject to the approval of Government of India, Reserve Bank of India (RBI), the shareholders and such other approvals to the extent required, decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Mr. K. V. Kamath, presently Managing Director & Chief Executive Officer, as non-executive Chairman of the Board for a period of five years effective May 1, 2009 on the remuneration as set out in the Resolution. Mr. Kamath's current term as Managing Director & Chief Executive Officer would end on April 30, 2009 and he has expressed his desire to lay down his executive responsibilities from that date.

He started his career in 1971 in erstwhile ICICI Limited (ICICI), a development financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South-East Asia before returning to ICICI as its Chief Executive Officer in 1996. Over the next few years, the ICICI Group transformed itself into a diversified, technology-driven financial services group, that has leadership positions across banking, insurance and asset management in India, and a growing international presence. Mr. Kamath was conferred with the Padma Bhushan, one of India's highest civilian honours, in 2008. He was named "Businessman of the Year" by Forbes Asia and The Economic Times' "Business Leader of the Year" in 2007, Business Standard's "Banker of the Year" and CNBC-TV18's "Outstanding Business Leader of the Year" in 2006, Business India's "Businessman of the Year" in 2005 and CNBC's "Asian Business Leader of the Year" in 2001. He has been conferred with an honorary Ph.D by the Banaras Hindu University. Mr. Kamath is the President of the Confederation of Indian Industry and a member of the boards of the Indian School of Business, Indian Institute of Management, Ahmedabad, Manipal University etc.

In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. Kamath for the office of director.

The Board expressed the view that Mr. Kamath's experience and expertise would prove invaluable to the Board in maintaining continuity in strategic leadership and governance and providing guidance to the executive management. The Directors recommend the adoption of the Resolutions at Item nos.1 and 2 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item nos. 1 and 2 of the Notice except Mr. K. V. Kamath to the extent of his appointment and payment of remuneration and other benefits to him.

Explanatory Statement and reasons for proposing the Resolutions at Item nos. 3 and 4 to the Notice for appointment of Ms. Chanda D. Kochhar as Director, re-appointment as Joint Managing Director & Chief Financial Officer and appointment as Managing Director & Chief Executive Officer and terms of appointment including payment of remuneration.

Ms. Chanda D. Kochhar : Ms. Kochhar was appointed as Executive Director of the Bank in April 2001. Effective April 29, 2006 she was elevated as Deputy Managing Director. She was further elevated as Joint Managing Director & Chief Financial Officer effective October 19, 2007. She is currently responsible for the Corporate Centre of the Bank comprising planning & strategy, finance, taxation, legal, secretarial, risk management etc. Her term as Joint Managing Director & Chief Financial Officer will expire on March 31, 2009.

In view of Mr. K. V. Kamath, Managing Director & Chief Executive Officer laying down his executive responsibilities, on expiry of his term on April 30, 2009, the Board of Directors at its Meeting held on December 19, 2008 has, subject to the approval of RBI, the shareholders and such other approvals to the extent required, decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Ms. Chanda D. Kochhar, as Director, re-appoint her as Joint Managing Director & Chief Financial Officer for a period of one month effective April 1, 2009 till April 30, 2009 on the same terms including as to remuneration as at present and as Managing Director & Chief Executive Officer of ICICI Bank from May 1, 2009 to March 31, 2014 on payment of remuneration as detailed in Item no. 4 of the Notice.

Current remuneration of Ms. Chanda D. Kochhar is as follows :

Salary:

Rs. 650,000 per month in the range of Rs.400,000 to Rs.1,050,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case company-owned accommodation is not provided, Ms. Kochhar shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Bank.

Bonus:

Payment of bonus up to the average percentage of performance bonus paid to the employees, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof and subject to such other approvals as may be necessary.

Ms. Chanda D. Kochhar joined erstwhile ICICI Limited (ICICI) in 1984 and was elevated to the Board of Directors of ICICI Bank in 2001. During her career prior to becoming a member of the Board, she worked and held leadership positions across all key businesses, including corporate banking, project finance and retail banking. She was instrumental in establishing ICICI Bank during the 1990s, and subsequently headed the infrastructure finance and major clients groups in ICICI. In 2000, she took on the challenge of building the nascent retail business, with strong focus on technology, innovation, process re-engineering and expansion of distribution and scale. The Bank achieved a leadership position in this business. She successfully managed the integration of the retail franchises of ICICI and ICICI Bank, as well as of other acquisitions. During 2006-2007, she successfully led the Bank's wholesale and international banking businesses during a period of heightened activity and global expansion by Indian companies. Since 2007, she has been heading the Corporate Centre, responsible for ensuring strategic consistency across the Group.

In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Ms. Kochhar for the office of director.

The Board expressed the view that Ms. Kochhar's deep experience across the Bank's businesses and functions would be invaluable in providing stability while at the same time charting the Bank's future strategic course in the emerging global environment. The Directors recommend the adoption of the Resolution at Item nos. 3 and 4 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item nos. 3 and 4 of the Notice except Ms. Chanda D. Kochhar to the extent of her appointment/ re-appointment and payment of remuneration.

The Explanatory Statement together with the accompanying Notice should be treated as abstract under Section 302 of the Companies Act, 1956.

Pursuant to Clause 49 of the listing agreement with the stock exchanges, following information is furnished about the Directors proposed to be appointed/re-appointed

 Mr. K. V. Kamath:

Profile of Mr. K. V. Kamath has been provided in the Explanatory Statement to Item nos. 1 & 2 to the Notice. Mr. K. V. Kamath held 490,000 shares of ICICI Bank Limited as on December 19, 2008.

Other Directorships	Committee Memberships
Name of the Company	Name of Committee
ICICI Bank Canada, Chairman
ICICI Bank UK PLC., Chairman
ICICI Lombard General Insurance Company Limited, Chairman
ICICI Prudential Life Insurance Company Limited, Chairman
ICICI Prudential Asset Management Company Limited, Chairman
ICICI Securities Limited, Chairman
Indian Institute of Management, Ahmedabad, Member - Governing Council
Indian School of Business, Member - Governing Board
ICICI Foundation for Inclusive Growth, Chairman - Governing Council
Emergency Management & Research Institute, Member - Governing Board
Adani Institute of Infrastructure Management, Member - Board of Governors
Manipal University, Member - Governing Board
Pandit Deendayal Petroleum University, Member - Governing Board

ICICI Bank Limited
Committee of Directors, Chairman
Grievance Redressal Committee for borrowers identified as Wilful Defaulters, Chairman
Credit Committee
Customer Service Committee
Fraud Monitoring Committee
Risk Committee
Strategy Committee

Ms. Chanda D. Kochhar:

Profile of Ms. Chanda D. Kochhar has been provided in the Explanatory Statement to Item nos. 3 & 4 to the Notice. Ms. Chanda
D. Kochhar held 268,925 shares of ICICI Bank Limited as on December 19, 2008.

Other Directorships	Committee Memberships
Name of the Company	Name of Committee
ICICI Bank Eurasia Limited Liability Company, Chairperson
ICICI Bank UK PLC., Vice-Chairperson
ICICI Bank Canada, Vice-Chairperson
ICICI Prudential Life Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Securities Limited
Oil and Natural Gas Corporation Limited
ICICI Foundation for Inclusive Growth, Member - Governing Council Indian Council for Research on International Economic Relations, Member - Board of Governors

ICICI Bank Eurasia Limited Liability Company
Audit Committee, Chairperson
Governance Committee, Chairperson
ICICI Bank UK PLC.
Board Risk & Credit Committee
Board Governance Committee
ICICI Bank Canada
Board Governance & Remuneration Committee, Chairperson
Conduct Review Committee
ICICI Prudential Life Insurance Company Limited
Risk Management and Audit Committee
ICICI Lombard General Insurance Company Limited
Board Governance Committee, Chairperson
Investment Committee
ICICI Prudential Asset Management Company Limited
Governance Committee, Chairperson
ICICI Securities Limited
Audit Committee
ESOS Compensation & Remuneration Committee
IPO Committee
ICICI Bank Limited
Asset Liability Management Committee, Chairperson Committee for Identification of Wilful Defaulters, Chairperson
Committee of Directors
Fraud Monitoring Committee
Grievance Redressal Committee for borrowers identified as Wilful Defaulters
Share Transfer & Shareholders'/Investors' Grievance Committee
Strategy Committee

By Order of the Board

Mumbai December 19, 2008	Sandeep Batra Group Compliance Officer & Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 7, 2009	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	General Manager & Joint Company Secretary